

October 10, 2024

Michael Cloonan
President and Chief Executive Officer
Sionna Therapeutics, Inc.
21 Hickory Drive, Suite 500
Waltham, MA 02451

>   **Re: Sionna Therapeutics, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted September 12, 2024**
>   **CIK No. 0002036042**

Dear Michael Cloonan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 12, 2024
Prospectus Summary
Overview, page 1

1.   Please balance the Summary to prominently state that you have not obtained regulatory approval for any product candidates to date, and it is possible that you may never obtain regulatory approval for any product candidates you may seek to develop in the future. Please also include a discussion of the competitive landscape, noting, as you have elsewhere, that there are four currently approved and marketed CFTR modulators for the treatment of CF, including Trikafta, all marketed by Vertex Pharmaceuticals, Inc., which also announced in July 2024 that the FDA accepted its NDA for a second-generation, triple combination modulator, vanzacaftor/tezacaftor/deutivacaftor ("VTD"), for the treatment of the same CF

   patient population as Trikafta.

2.   Please remove any references to your NBD1 stabilizers as being potentially "first-in-class", as this is speculative in light of your current stage of development.

3.   Please clarify in the Summary that Trikafta is marketed by Vertex Pharmaceuticals, Inc., rather than the company, where Trikafta is first noted as the standard of care for the treatment of cystic fibrosis.

4.   Please define "CFF" where first used on page 2.

5.   We note your statements throughout the prospectus that your NBD1 stabilizers have multiple potential pathways to "deliver superior clinical outcomes". We also note your statements throughout the prospectus that certain of your product candidates showed "significant improvement" in *in vitro* CFTR protein activity compared to the components of Trikafta alone, which you believe "demonstrates the potential for superior clinical outcomes for CF patients" and your statements regarding "demonstrated improvements". Please revise these and similar statements throughout the prospectus to remove the implication of efficacy, as determinations of efficacy are within the sole purview of the FDA and similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy.

Our Pipeline, page 2

6.   Please revise your disclosure both here and in the Business section, where appropriate, to disclose any p-values associated with the clinical trials conducted to date for each of the company's product candidates, to the extent applicable. In addition, please disclose all endpoints for the discussed clinical trials, to the extent not already disclosed, and whether each endpoint was achieved for those trials that have concluded.

7.   Please revise your pipeline table to indicate, by footnote or otherwise, which clinical trials have been or are being conducted by the company and which trials have been or are being conducted by third parties. Please also indicate the jurisdiction of each trial.

Our Approach and Leveraging the CFHBE Model, page 4

8.   We note Figure 4 on page 5 depicts a "predicted clinical translation" of your NBD1 anchored dual combinations based on the CFHBE model, noted as a "potential efficacy range" shown through a dotted line which represents "theoretical max FEV1 improvements assuming continued linearity" as compared to competitor products. Given the stage of development of the company's product candidates, the information appears highly speculative and premature. This information also implies efficacy, which is not yet known. As such, please remove Figure 4 from page 5 and Figure 10 from page 115.

9.   Please remove all statements throughout the prospectus indicating that product candidates that are not FDA approved are as effective or superior to approved products. You may present objective results of clinical trials but such results should not be compared to alternative products unless head-to-head studies were conducted.

Our Strategy, page 5

10.   Please remove your statement, both here and on page 108, that your mission is to "rapidly" advance your NBD1 stabilizers, as the timing of clinical trials is uncertain and not exclusively within the company's control.

Our Company's History and Our Team, page 6

11.   We note your disclosure that you have raised approximately $330 million from investors including RA Capital, TPG's the Rise Fund, Atlas Venture, OrbiMed and Enavate Sciences. Please provide balancing disclosure that prospective investors should not rely on such investors' investment decisions, that these investors may have different risk tolerances and that the shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.

Summary of Material Risks Associated With Our Business, page 6

12.   Please revise your summary risk factors to quantify the company's accumulated deficit and operating losses.

Risk Factors
We contract with third parties for the manufacture of our product candidates for clinical drug supply..., page 36

13.   We note your disclosure regarding the proposed BIOSECURE Act (the Act) on page 37 and that you have "in the past relied on foreign CDMOs in China for manufacturing of your clinical trial materials". Please clarify whether you currently contract with any of the Chinese biotechnology companies of concern named in the Act.

We might not be able to utilize a significant portion of our net operating loss carryforwards., page 77

14.   Please revise your disclosure to quantify the company's net operating loss carryforwards.

Use of Proceeds, page 82

15.   Please revise your use of proceeds discussion to provide more granular disclosure regarding the approximate amount intended to be used to advance your NBD1 stabilizer product candidates, including an indication of which product(s) you will allocate offering funds towards. Please also indicate how far in the clinical trial process you expect the funds to take the identified product candidates. Refer to Item 504 of Regulation S-K.

Critical Accounting Estimates, page 101
Stock-Based Compensation Expense, page 102

16.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

Business
Our CF Programs, page 118

17.   For each of the clinical trials discussed, please disclose the date(s) of the trials, the location, the number of patients enrolled, the duration of treatment, dosage information, and the data evidencing proof of concept. To the extent that any participants experienced serious adverse events, please describe them and quantify the number of each type of event, to the extent not already disclosed.

Intellectual Property, page 128

18.   Please disclose the jurisdictions for each of the discussed patent families.

General

19.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

        Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Gabriela Morales-Rivera